UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-9235
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: April 30, 2010
☐ Transition Report on Form 10-K      ☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K      ☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Thor Industries, Inc.

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office:	419 West Pike Street, Jackson Center, OH 45334-0629
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Thor Industries, Inc. (the “Registrant”) was not able to timely file its quarterly report on Form 10-Q for the period ended April 30, 2010 (the “Registrant’s 10-Q”) by the prescribed due date of June 9, 2010 because the Registrant’s independent auditor, Deloitte & Touche LLP (“Deloitte”), has not yet completed its review of the interim financial statements to be included in the Registrant’s 10-Q due to its evaluation of certain accounting positions previously taken by the Registrant in its audited financial statements included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (the “Registrant’s 10-K”) and earlier reports and the unaudited financial statements included in the Registrant’s Quarterly Reports on Form 10-Q for the periods ended October 31, 2009 and January 31, 2010.
In this regard, Deloitte is addressing issues relating to the accounting treatment for (a) the Registrant’s transactions with Stephen Adams and FreedomRoads that were consummated in January 2009, and (b) repurchase reserves relating to agreements with lenders to the Registrant’s independent dealers and revenue recognition issues with respect to transactions with its independent dealers previously described in the Registrant’s periodic filings. The Registrant’s accounting treatment for these matters is described in the Registrant’s 10-K. The Registrant continues to work with Deloitte to address these matters. If the Registrant is required to change its accounting for these items, there could be material adverse changes to the Registrant’s results of operations and financial condition for fiscal 2009 or earlier periods and for the first three quarters of fiscal 2010.
The Registrant intends to file the Registrant’s 10-Q as soon as reasonably practicable after these accounting matters have been addressed.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification: Christian G. Farman, Senior Vice President, Treasurer and Chief Financial Officer, (574) 970-7422.
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes    ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes     ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On June 10, 2010, the Registrant issued a press release announcing certain financial results for the quarter and nine months ended April 30, 2010. A copy of the Registrant’s press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.
The financial results set forth in such press release may be subject to change as described in Part III of this report.

This report includes certain statements that are “forward looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements involve uncertainties and risks. There can be no assurance that actual results (including as such results disclosed in this report may be adjusted as described herein) will not differ from the Company’s expectations. Factors which could cause materially different results include, among others, additional issues that may arise in connection with the findings of the completed investigation by the Audit Committee of the Board of Directors of the Company and the SEC’s requests for additional information and the discussion of possible settlement with the SEC relating to the matters raised by the Audit Committee’s investigation, the issues being addressed by the Company’s independent auditor in connection with the independent auditor’s review of the interim financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the period ended April 30, 2010, fuel prices, fuel availability, lower consumer confidence, interest rate increases, tight lending practices, increased material costs, the success of new product introductions, the pace of acquisitions, cost structure improvements, the impact of auction market failures on the Company’s liquidity, competition and general economic conditions and the other risks and uncertainties discussed more fully in Item 1A of the Company’s Annual Report on Form 10-K for the year ended July 31, 2009. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this report or to reflect any change in the Company’s expectations after the date of this report or any change in events, conditions or circumstances on which any statement is based except as required by law.

Thor Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2010	Thor Industries, Inc.
	By:	/s/ Christian G. Farman
Christian G. Farman
Senior Vice President, Treasurer and Chief Financial Officer